Exhibit 21.1
SUBSIDIARIES LIST

Direct and Indirect Subsidiaries
of Prestige Brands Holdings, Inc.

Name___________________________	Jurisdiction of Incorporated/Organization
Blacksmith Brands, Inc.	Delaware
Care Acquisition Company Pty Limited	Australia
Care Pharmaceuticals Pty Limited	Australia
Cellegy Australia Pty	Australia
Clear Eyes Pharma Limited	England and Wales
DenTek Holdings, Inc.	Delaware
DenTek Oral Care, Inc.	Tennessee
DenTek Oral Care Limited	England and Wales
Insight Pharmaceuticals Corporation	Delaware
Insight Pharmaceuticals LLC	Delaware
Medtech Holdings, Inc.	Delaware
Medtech Products Inc.	Delaware
PBH Australia Holdings Company Pty Limited	Australia
Practical Health Products, Inc.	Delaware
Prestige Brands Holdings, Inc.	Virginia
Prestige Brands, Inc.	Delaware
Prestige Brands International, Inc.	Virginia
Prestige Brands (UK) Limited	England and Wales
Prestige Services Corp.	Delaware
The Cutex Company	Delaware
The Spic and Span Company	Delaware
Wartner USA B.V.	Netherlands